Integra Resources Corp.

Management's Discussion and Analysis

For the Three and Nine-Month Periods Ended

September 30, 2024 and 2023

Expressed in US Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine-month period ended September 30, 2024, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance, and present and future business environment.

This MD&A has been prepared by management as at November 13, 2024 and should be read in conjunction with the unaudited interim condensed consolidated financial statements of Integra for the three and nine-month periods ended September 30, 2024 and 2023 and the Company's audited consolidated financial statements of Integra for the years ended December 31, 2023 and 2022 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). Further information on the Company can be found on SEDAR+ at www.sedarplus.ca and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY AND DESCRIPTION OF THE BUSINESS

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho, and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

As of November 13, 2024, the senior executives and directors of the Company were:

George Salamis	Executive Chair
Jason Kosec	President, CEO and Director
Andrée St-Germain	Chief Financial Officer
Anna Ladd-Kruger	Lead Director
Timo Jauristo	Director
C.L. "Butch" Otter	Director
Carolyn Clark Loder	Director
Eric Tremblay	Director
Janet Yang	Director
Ian Atkinson	Director

The Company is incorporated under the Business Corporations Act (British Columbia) (the "BCBCA").

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture Exchange ("TSX-V"), under the trading symbol "ITR" and trades in the United States on the NYSE American under the stock symbol "ITRG". The Company's warrants trade on the TSX-V under the symbol ITR.WT.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

The Company completed a 2.5 to 1 share consolidation on May 26, 2023 (the "Consolidation"). As a result, the share figures disclosed in this MD&A have been adjusted for the Consolidation.

The Company completed on May 4, 2023 a merger with Millennial Precious Metals Corp ("Millennial"), (the "Millennial Acquisition"). As a result of the transaction, Millennial and its subsidiaries have become wholly-owned subsidiaries of Integra.

The Company completed on November 8, 2024 the acquisition of Florida Cayon Gold Inc ("FCGI"), (the "FCGI Acquisition"). As a result of the FCGI Acquisition, FCGI and its subsidiaries have become wholly-owned subsidiaries of Integra.

Q3 2024 IN REVIEW AND RECENT EVENTS

CORPORATE

Acquisition of Florida Canyon Gold Inc

The Company announced on November 8th the completion of the FCGI Acquisition.

Under the terms of the FCGI Acquisition, Integra acquired all of the issued and outstanding common shares of FCGI. In aggregate, 65,213,010 Integra shares were issued for the benefit of former FCGI shareholders as consideration for their FCGI shares.

As a result of the FCGI Acquisition, FCGI became a wholly-owned subsidiary of Integra, and the FCGI shares are anticipated to be delisted from the TSXV at market close on or about November 12, 2024. Following the delisting, FCGI intends to apply to cease to be a reporting issuer under applicable Canadian securities laws.

Please refer to the press releases dated July 29, 2024 and November 8, 2024 for further details.

Board of Directors

Integra's Board of Directors (the "Board") will continue to be led by George Salamis, as Executive Chairman and now includes Janet Yang and Ian Atkinson, former directors of FCGI, as new members.  Sara Heston and Stephen de Jong have resigned from the Board effective November 8, 2024.

Private Placement Offering of Subscription Receipts

In connection with closing of the FCGI Acquisition, the escrow release conditions in respect of an aggregate of 14,900,000 subscription receipts (the "Subscription Receipts") of Integra issued on August 21, 2024 at a price of C$1.35 per Subscription Receipt (the "Subscription Receipt Financing") were satisfied, and the net proceeds of approximately C$19 million (US$14 million) were released to Integra.

Please refer to the press releases dated July 29, 2024 and November 8, 2024 for further details.

Beedie Capital Credit Facility

The Company also announced on November 8, 2024, that it has drawn a second advance under its up to US$20 million convertible facility with Beedie Capital in the principal amount of US$5 million, with a conversion price equal to C$1.6875 per Integra Share.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Please refer to the press releases dated July 29, 2024 and November 8, 2024 for further details.

DELAMAR PROJECT

Engineering

The feasibility study at DeLamar progressed well this quarter, with key metallurgical results received and significant advancements made in infrastructure requirements and designs.

Geotechnical studies have been completed for both in-pit and heap-leach designs. The heap-leach pad footprint was adjusted to the south and east. The revision significantly reduced the size of the required embankment, moved the pregnant solution pond to an "in-heap" design, and maintained required capacity. A conservative 3:1 slope ratio will be applied in heap-leach designs, reducing risks and facilitating closure and reclamation planning.

Significant progress was made in developing the gold and silver recovery model. To control future costs and based on extensive testing conducted at Forte Laboratory in Denver, the tertiary crushing stage was determined to be unnecessary. This simplification is expected to allow the company to utilize existing power lines, thereby avoiding additional costs and emissions, with only a minimal impact on overall recovery. Furthermore, after extensive permeability testing, a blending strategy was established. By combining materials with varying clay content, tests demonstrated that agglomeration would not be necessary. These key findings will inform the strategic mine planning exercise led by Whittle Consulting in collaboration with RESPEC.

Following a structural engineering inspection, the existing garage infrastructure (previously used by Kinross) was deemed suitable for future operations. With minimal refurbishment and minor extensions, it can be adapted to support ongoing needs. A new wash bay and some upgrades to the warehouse will be necessary, but the majority of the existing infrastructure will be reused.

Continued effort on finalizing development rock storage facilities ("DRSF") locations and configurations, and surface water runoff capture and storage facilities.

Permitting

In July, supplemental wetland delineation surveys were conducted to assess wetland impacts that will be disclosed in the future Draft Environmental Impact Statement ("DEIS"). Additional monitoring wells were installed in the alluvium of Jordan Creek to aid the numerical groundwater model. Supplemental wildlife surveys continued through July and August.

The DeLamar Mine Plan was presented to Bureau of Land Management ("BLM") and other cooperating agencies in August, followed by a comprehensive site tour. This engagement was crucial for familiarizing stakeholders with the project and initiating the identification of environmental questions to be analyzed in the DEIS.

Integra continued its focus on updating its current Mine Plan of Operations ("MPO") including source-term modeling of groundwater conditions for mining and closure, backfill sequencing for closure, site wide water balance and sources of makeup water for mine operations.  Integra completed the Q3 surface water and groundwater sampling event.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

NEVADA NORTH PROJECT

Drilling

The drilling campaign at the Wildcat Deposit commenced on June 4th and concluded in early August, totaling approximately 1,920 meters across 10 holes. Most assay results have been received, and the exploration team is actively interpreting the findings. Additional information is expected to be disclosed in Q4. In addition to exploring a potential breccia pipe to the north, three holes were drilled within the PEA pits, with material from these holes sent to the laboratory for both geotechnical and metallurgical testing.

The first four holes targeted deep geophysical anomalies beneath post-mineralization basalts, located 500 to 1,500 meters north of the Main Hill PEA pit. The Rhyolitic Tuff-the primary mineralization host for Wildcat Deposit resources-was successfully intersected below these basalts. Significant clay and silicification alterations were observed, along with hydrothermal breccia and veins ranging from 1 to 30 cm, supporting the company's hypothesis that further mineralization may exist beneath the post-mineralization basalts. The holes encountered substantial altered material (clays) and hydrothermal breccias, both indicative of significant hydrothermal activity in the target area.

Three holes were drilled directly within the proposed PEA pit area to gain additional information on oxidation depth and to obtain material for metallurgical and geotechnical testing. Piezometers installed in these holes indicate that the water table is deeper than the pit bottom, an important finding as dry pits would simplify the mine permitting process and bodes well for future mining at the Wildcat Deposit.

The final three holes were drilled approximately 400 meters southeast of the Main Hill PEA pit, in an area known as "Rhyolite Ridge." These holes intersected around 100 meters of brecciated tuff, similar to the lithology in the Main Hill pit, with most of it oxidized. Abundant clay alteration and silicification were observed, though the degree of hydrothermal brecciation was relatively low.

Permitting

The Environmental Assessment ("EA") for the Wildcat Exploration Plan of Operations saw its 30-day public comment period lapse on July 2nd. None of the public comments were substantive enough to require changes to the proposed action.  Meanwhile, supplemental environmental reports for the Mountain View EA are under development.

EXTERNAL AFFAIRS, SAFETY, ENVIRONMENTAL AND LAND

In Q3 2024, the External Affairs team engaged with over 2,300 stakeholders, with primary categories including local residents, Tribal Nations, government/elected officials, and civic/non-profit organizations. In Idaho, the 3 months ending September 30th saw Integra involved with numerous engagement opportunities including AGM's for the Silver City Property Owners and the Owyhee Cattleman's Association, Legislative site tours, as well as the annual DeLamar Day celebration that brought over 200 local residents together. The Company met with the Department of the Interior and Tribal Nations with traditional territories in southwest Idaho and northern Nevada to discuss Integra's approach to Tribal Nation engagement. With the relatively close proximity of its projects, Integra's External Affairs team has been able to tailor its efforts regionally, between Southwest Idaho and Northern Nevada, to support the advancement of all projects in the Company's portfolio.

Integra DeLamar crews have achieved a successful third quarter in 2024 on the health and safety front. Nine minor near-miss incidents have been reported this year, with no major or recordable incidents to date. At the end of Q3, the site's Total Recordable Injury Frequency Rate ("TRIFR") stands at 0.0. The proactive reporting of near-misses and a sustained focus on safety have been instrumental in fostering a strong safety culture at the DeLamar site. This has positively influenced work in Nevada as well, with three near-miss reports documented there in Q3.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

In addition to safety initiatives, Integra has completed significant reclamation projects and is actively engaged in revegetation seeding efforts. Site crews successfully finished the 2024 Land Application Treatment ("LAT") season, which included applying approximately 220 acre-feet of water and conducting all necessary sampling and environmental studies for the 2024 LAT report.

The annual claim maintenance fees for the Bureau of Land Management (BLM) claims at DeLamar were paid in accordance with the new rate of $200 per claim. The Notice of Intent to Hold affidavit was also properly recorded with Owyhee County, ensuring compliance with BLM requirements.

2024 OUTLOOK

Florida Canyon Mine

The Company completed the acquisition of the Florida Canyon Mine ("FCM") on November 8th.

FCM is expected to produce approximately 73k oz gold (“Au”) in 2024, at costs in-line with estimates disclosed in the NI 43-101 Florida Canyon Gold Mine Technical Report dated May 29, 2024. The report is available for review under the issuer profile of Florida Canyon Gold Inc. on SEDAR+ at www.sedarplus.ca.

DeLamar Project

Engineering

A feasibility study on the heap leach project which will include the mineralized stockpiles is expected in H1 2025. The feasibility study will incorporate multiple trade-off studies as well as detailed capital and operating cost analysis. The Company has also engaged Whittle Consulting Pty Ltd. to further optimize the strategic mine plan and economical outcome through maximizing mining and processing efficiencies.  In the coming quarter, the company expects to continue detailed mine planning, finalize OPEX and CAPEX estimates, and develop a dynamic gold and silver recovery model.

Permitting

In July, supplemental wetland delineation surveys were conducted to assess wetland impacts that will be disclosed in the upcoming Draft Environmental Impact Statement (DEIS). Additional monitoring wells were installed in the alluvium of Jordan Creek to aid the numerical groundwater model. Supplemental wildlife surveys continued through July and August.

Nevada North Project

The drilling campaign at the Wildcat Deposit commenced on June 4th and concluded in early August, totaling approximately 1,920 meters across 10 holes. Most assay results have been received, and the exploration team is actively interpreting the findings. Additional information is expected to be disclosed in Q4. In addition to exploring a potential breccia pipe to the north, three holes were drilled within the PEA pits, with material from these holes sent to the laboratory for both geotechnical and metallurgical testing.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Other Projects

No significant work is expected to be conducted on other projects, aside from some geophysical re-interpretation and detailed mapping at the Red Canyon project. This new work aims to improve understanding of existing mineralization and to identify new targets for future drilling campaigns.

PROPERTIES

The Company's flagship projects are the Florida Canyon Mine, the DeLamar Project (comprised of the DeLamar and Florida Mountain deposits), and the Nevada North Project (comprised of the Wildcat and Mountain View deposits). The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona.

PRODUCING

Florida Canyon Mine, Nevada - Gold

DEVELOPMENT STAGE

DeLamar Project, Idaho - Gold & Silver

Nevada North Project, Nevada - Gold

EARLY STAGE EXPLORATION STAGE

BlackSheep District, Idaho - Gold & Silver

War Eagle Property, Idaho - Gold & Silver

Red Canyon Property, Nevada - Gold

Ocelot Property, Nevada - Gold

Marr Property, Nevada - Gold

Eden Property, Nevada - Gold

Dune Property, Nevada - Gold

Cerro Colorado Property, Arizona - Copper

(1) Florida Canyon Mine, Nevada

The Florida Canyon mine is located 125 miles east of Reno Nevada, and immediately south and east of Interstate 80. The nearest towns are Winnemucca, 40 miles northeast, and Lovelock, 33 miles southwest. Access is reliable via the Interstate year around.

The mine was in continuous operation from 1986 through 2011 and then intermittently until 2015. It reopened in mid-2016 and has been in operation since that time.

FCM is a conventional open pit hard rock mining operation. The Florida Canyon Gold Mine has a nameplate capacity of 10,000 tonnes per day.  Florida Canyon Mine is a gold and silver operation that uses conventional open-pit mining and heap leaching. Ore either go through a two-stage crushing process, or though run-of-mine (“ROM”) which is when lower grade ore is placed directly on the heap leach pad.  Solution is applied through drip tubes. Discharge (pregnant solution) from the bottom of the heap leach pad is sent to carbon columns. There is no intermediate or recycled solution. Loaded carbon is pressure stripped, gold is recovered by electrowinning and precipitate is melted into doré bars.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Mineral Resources and Reserves

The bulk of the information in this section is derived from the "Technical Report Florida Canyon Gold Mine, Pershing Count, Nevada, USA", dated July 11, 2024 with an effective date of June 28, 2024 (the "Florida Canyon Report"). The Florida Canyon Report is available for review under the issuer profile of Florida Canyon Gold Inc. on SEDAR+ at www.sedarplus.ca.

Florida Canyon Mine Mineral Reserve Estimate

Mineral Reserves			Proven			Probable		Proven & Probable
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Florida Canyon Mine	Oxide	-	-	-	77,430	0.35	861	77,430	0.35	861
TOTAL	Mixed	-	-	-	77,430	0.35	861	77,430	0.35	861

Notes:

1. Mineral Reserves are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of 31 December   2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2. Mineral Reserves are constrained within an open pit design that uses the following assumptions: gold price of US$1,800/oz considering only oxide material; gold recoveries varied by deposit and ore type, ranging from 45% to 64%; reference mining cost of $2.49/ton mined in-situ and $1.89/ton mined fill; processing cost of $4.51/ton processed for oxide crushed material and $2.42/ton for oxide ROM material; G&A costs of $1.09/ton ore processed; treatment and refining costs of $6.57/oz gold recoverable; royalty costs of $88.00/oz gold recoverable; and pit slope inter-ramp angles ranged from 38-42° for rock and 30° for alluvium / fill.

3. Mineral Reserves are reported at a cut-off grade ranging from 0.0039 oz/ton to 0.0057 oz/ton.

4. Mineral Reserves include a stockpile of 1,206.9 ktons at an average grade of 0.0052 oz/ton and total contained gold of 6.22 koz.

5. Mineral Reserves include Heap Leach Inventory of 3,928.7 ktons at an average grade of 0.0101 oz/ton and total contained gold of 39.64 koz.

6. Numbers have been rounded and may not sum.

Florida Canyon Mine Mineral Resource Estimate

Mineral Resources			Indicated		Measured & Indicated				Inferred
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Florida Canyon Mine	Oxide	84,401	0.34	933	84,401	0.34	933	36,348	0.31	366
	Sulphide	-	-	-	-	-	-	59,963	0.96	1,854

TOTAL	Mixed	84,401	0.34	933	84,401	0.34	933	96,311	0.72	2,22

Notes:

1. Mineral Resources are reported, using the 2014 CIM Definition Standards, with an effective date of 31 December 2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2. Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$1,800/oz; gold recoveries ranging from 45% to 64% for oxides and 80% for sulfides; reference mining cost of $2.49/ton mined in-situ and $1.89/ton mined fill; processing cost of $4.51/ton processed for oxide crushed material and $2.42/ton processed for oxide ROM material; processing cost of $21.00/ton processed for sulfide material; general and administrative costs of $1.09/ton processed; treatment and refining costs of $6.57/oz Au recoverable; royalty of $88.00/oz Au recoverable, and pit slope overall angles ranging from 30-36°.

4. Mineral Resources are reported at a cut-off grade ranging from 0.0039 oz/ton to 0.0057 oz/ton for oxides and is 0.0162 oz/ton for sulfides.

5. Mineral Resources include a stockpile inventory of 1,206.9 ktons at an average grade of 0.0052 oz/ton and total contained gold of 6.22 koz.

6. Mineral Resources include heap leach inventory of 3,928.7 ktons at an average grade of 0.0101 oz/ton and total contained gold of 39.64 koz.

7. Numbers have been rounded and may not sum.

The mine mineral resources are inclusive of the mineral reserves discussed below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2) DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar deposit and Florida Mountain deposit.

The bulk of the information in this section is derived from the "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023 (the "DeLamar Report"). The DeLamar Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

The DeLamar Report also includes the results of a pre-feasibility study ("PFS") and mineral reserve statement on the DeLamar Project previously included in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects ( "NI 43-101") technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022.  The results of the PFS and the mineral reserve statement included therein and reproduced in the DeLamar Report remain unaffected by the updated mineral resource included in the DeLamar Report.  The PFS and mineral reserve statement have an effective date of January 24, 2022.  Sections 15, 16, 17, 18, 19, 21, 22, 23, and 24 have been reproduced in the DeLamar Report and have an effective date of January 24, 2022.

Mineral Resources and Reserves

DeLamar Project Mineral Reserve Estimate

Mineral reserves have been calculated for both the Florida Mountain and DeLamar deposits of the DeLamar Project.  The relevant author of the DeLamar Report has used measured and indicated mineral resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits.  Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques.  The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel.  The relevant author of the DeLamar Report then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated mineral reserves.

Total proven and probable mineral reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver.  The mineral reserves point of reference is the point where material is fed into the crusher.

Mineral Reserves			Proven			Probable		Proven & Probable
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	11,036	0.46	163	81,204	0.39	1,012	92,240	0.40	1,175
	Sulphide	7,321	0.65	153	23,921	0.60	459	31,242	0.61	612
TOTAL	Mixed	18,357	0.54	316	105,125	0.44	1,471	123,482	0.45	1,787

Mineral Reserves			Proven			Probable		Proven & Probable
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	11,036	23.25	8,251	81,204	16.49	43,058	92,240	17.30	51,309
	Sulphide	7,321	53.15	12,511	23,921	37.16	28,582	31,242	40.91	41,093
TOTAL	Mixed	18,357	35.18	20,762	105,125	21.20	71,640	123,482	23.27	92,402

Notes:

1. All estimates of mineral reserves have been prepared in accordance with NI 43-101 and are included within the current Measured and Indicated mineral resources.

2. Thomas L. Dyer, P.E. for RESPEC, a division of RESPEC, in Reno, Nevada, is a Qualified Person as defined in NI 43-101, and is responsible for reporting Proven and Probable mineral reserves for the DeLamar Project. Mr. Dyer is independent of Integra.

3. Mineral reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Reserves are reported using block value cutoff grades representing the cost of processing:

5. Florida Mountain oxide leach cutoff grade value of $3.55/t.

6. Florida Mountain mixed leach cutoff grade value of $4.20/t.

7. Florida Mountain non-oxide mill cutoff grade value of $10.35/t.

8. DeLamar oxide leach cutoff grade value of $3.65/t

9. DeLamar mixed leach cutoff grade value of $4.65/t.

10. DeLamar non-oxide mill cutoff grade value of $15.00/t.

11. The mineral reserves point of reference is the point where is material is fed into the crusher.

12. The effective date of the mineral reserves estimate is January 24, 2022.

13. All ounces reported herein represent troy ounces, "g Au/t" represents grams per gold tonne and "g Ag/t" represents grams per silver tonne.

14. Columns may not sum due to rounding.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

15. The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant  issues.

16. Energy prices of US$2.50 per gallon of diesel and $0.065 per kWh were used.

The mineral reserve statement has an effective date of January 24, 2022 and is unaffected by the mineral resource update included in the DeLamar Report.

DeLamar Project Mineral Resource Estimate

Mineral resources have been estimated for both the Florida Mountain and DeLamar deposit areas of the DeLamar Project.

Mineral Resources			Measured			Indicated		Measured & Indicated				Inferred
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	16,356	0.40	210	144,937	0.31	1,439	161,293	0.32	1,649	24,542	0.25	199
	Sulphide	21,056	0.51	345	65,486	0.45	943	86,542	0.46	1,288	18,561	0.38	229
TOTAL	Mixed	37,412	0.46	555	210,423	0.35	2,382	247,835	0.37	2,937	43,103	0.31	428

Mineral Resources			Measured			Indicated		Measured & Indicated				Inferred
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	16,356	19.89	10,459	144,937	13.62	63,450	161,293	14.25	73,909	24,542	8.41	6,632
	Sulphide	21,056	32.79	22,198	65,486	22.15	46,640	86,542	24.74	68,838	18,561	14.03	8,371
TOTAL	Mixed	37,412	27.15	32,657	210,423	16.27	110,090	247,835	17.91	142,747	43,103	10.83	15,003

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Michael M. Gustin, C.P.G. and Principal Consultant for RESPEC, is a Qualified Person as defined in NI 43-101, and is responsible for reporting mineral resources in this technical report. Mr. Gustin is independent of Integra.

3. In-Situ Oxide and Mixed and all Stockpile mineral resources are reported at a 0.17 and 0.1 g AuEq/t cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is August 25, 2023.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The project mineral resources are inclusive of the mineral reserves discussed below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3) Nevada North Project, Nevada

The bulk of the information in this section is derived from the "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated July 30, 2023 with an effective date of June 28, 2023 (the "Nevada North Project Report"). The Nevada North Project Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The Nevada North Project Report includes the results of the preliminary economic assessment ("PEA") for the combined Wildcat and Mountain View deposits and mineral resource statement for the Nevada North Project. The Nevada North Project Report PEA highlights include:

  After-tax Net Present Value ("NPV")(5%) of $309.6 million and 36.9% after-tax Internal Rate of Return ("IRR") using base case metal prices of $1,700/oz Au and $21.50/oz Ag
  Wildcat & Mountain View deposits generate combined annual production of ~94koz AuEq from year 1-5 with average annual production of 80koz AuEq over the 13 year Life-of-Mine ("LOM")
  LOM payable metals from Wildcat & Mountain View deposits of 1,043koz AuEq

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023
  LOM site level cash costs of $882/oz AuEq on a co-product basis; LOM site level all-in sustaining cash costs ("AISC") of $973/oz AuEq on a co-product basis

  Year-1 initial capex of $115 million to begin operations at Wildcat

  Average oxide and transitional heap leach Au recovery of 71.4% at Wildcat deposit and 77.1% at Mountain View deposit

  Low combined LOM strip ratio of 1.21 (Wildcat deposit standalone strip ratio of 0.28)
  Total net free cash flow generated of $485 million over the LOM with average net annual free cash flow of $46 million from year 1-13

Mineral Resources

Nevada North Resource Estimate

Mineral resources have been estimated for both the Wildcat and Mountain View deposit areas of the Nevada North Project.

The qualified persons have classified the Nevada North mineral resource estimate as indicated, and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Nevada North Project, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

Mineral Resources			Measured			Indicated		Measured & Indicated				Inferred
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Nevada North Project	Oxide	-	-	-	84,686	0.44	1,207	84,686	0.44	1,207	26,251	0.31	264
	Sulphide	-	-	-	3,938	0.92	117	3,938	0.92	117	360	0.60	7
TOTAL	Mixed	-	-	-	88,624	0.46	1,324	88,624	0.46	1,324	26,611	0.32	271

Mineral Resources			Measured			Indicated		Measured & Indicated				Inferred
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Nevada North Project	Oxide	-	-	-	84,686	3.22	8,768	84,686	3.22	8,768	26,251	2.57	2,171
	Sulphide	-	-	-	3,938	8.47	1,072	3,938	8.47	1,072	360	4.58	53
TOTAL	Mixed	-	-	-	88,624	3.45	9,840	88,624	3.45	9,840	26,611	2.60	2,224

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. William Lewis, P.Geo, and Alan S J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the mineral resource estimate for Wildcat & Mountain View, respectively. Both are independent qualified persons as defined in NI 43-101.

3. The Wildcat Deposit estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types. The Inverse Distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

4. The Mountain View Deposit estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. An average bulk density of 2.6 g/cm³ was assigned to all mineralized rock types. Inverse Distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

5. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

7. Neither Integra nor Micon' QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

(3) BlackSheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the BlackSheep District ("BlackSheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in BlackSheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The BlackSheep District to the northwest of the DeLamar deposit is comparable in geographical size to both the DeLamar and Florida Mountain deposits combined. The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.

(4) War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Gold Royalty Corp.to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain deposit. Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease to DeLamar Mining Company.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extends of up to 750 meters or more.

Please refer to the press release dated November 19, 2020 for drilling results.

(5) Red Canyon Property, Nevada

The Red Canyon property is located within the Antelope (Eureka) mining district in Nevada, 52 km northwest of Eureka. The property can be accessed from the town of Eureka by following US Highway 50 west for 40km to 3 Bar Road. This road is then followed north for approximately 50km to the intersection with the Red Canyon access road. Local roads and dirt tracks lead south and east to the main areas of interest on the Red Canyon property. The 6,650-acre land package consists of 348 unpatented claims. The claims are publicly owned lands administered by the U.S. BLM. Gold mineralization at Red Canyon is sediment-hosted, Carlin-style, including deeply oxidized bodies overlying sulfide mineralization. Currently there are no defined mineral resources at Red Canyon, but there are 10 drill-ready targets.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

(6) Ocelot Property, Nevada

The Ocelot (historically known as Zeno) property is located within the Shoshone Mountains in Nevada, 57km southwest from the world class Au deposits at Pipeline/Cortez. The 3,515-acre land package consists of 172 unpatented claims on publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Ocelot is strongly representative of a low sulfidation epithermal Au/Ag system, hosted in the Valmy Formation and volcano-sedimentary units overlying local quartzite basement rocks. Several target areas display broad zones of alteration including argilization (quartz-illite) and intense silicification with boiling textures, characteristic of the upper levels in epithermal systems. Several promising target zones at Ocelot display encouraging Au, As, Hg, and other pathfinder element data from previous sampling programs. Mapping reports broad zones of silicification and sinter on the property with assays up to 200 ppb Au. Historical shallow drilling reported intersections up to 0.01 opt Au associated with micro breccia veinlets.

(7) Marr Property, Nevada

The Marr property is located within Antelope Valley, Nevada, located 60km southwest from the world-class Pipeline deposit. The 1,921-acre land package consists of 93 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Marr is believed to be a low sulfidation, epithermal Au/Ag epithermal. The target area is covered, with historical drilling reporting zones of broad argillic alteration and high-level exposures of a low-sulfidation system, as characterized by chalcedony and opaline veining with sinter terraces. Anomalous Au and pathfinder elements in high-level quartz-chalcedony veins with boiling textures are common.

(8) Eden Property, Nevada

The Eden property is located on the northwestern side of the East Range in the western Nevada rift, along the Sleeper-Sandman trend. Eden is located 22km southwest of the Town of Winnemucca within Pershing and Humboldt Counties. The 1,223-acre land package consists of 68 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Eden represents a low sulfidation, epithermal Au/Ag system. The property can be accessed by a frontage road along Interstate 80. The target is hosted in permeable Cenozoic volcanic and sedimentary rocks cut by basaltic dikes with quartz veins along through-going "plumbing structures".

(9) Dune Property, Nevada

The Dune property is located in the Humboldt River Valley in the western Nevada rift, along the Sleeper - Sandman trend. Dune is located 18km southwest of the Town of Winnemucca within Humboldt County. The 644-acre land package consists of 36 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Dune consists of low sulfidation, epithermal Au-Ag typical of significant economic Au-Ag deposits of this region of Nevada. The property can be accessed via Jungo Road west from Winnemucca and then by an unimproved road approximately 3km to the south. The target concept is a structurally- and stratigraphically-controlled low sulfidation gold system, hosted by permeable Cenozoic volcanic and sedimentary rocks. A large part of the property is covered by quaternary gravels.

(10) Cerro Colorado Property, Arizona

The Cerro Colorado property is located within a historic silver mining district, 70km southwest of Tucson, Arizona and is situated along the Laramide porphyry copper belt. Cerro Colorado is located 26km southwest of the historical Pima Mining District, which contains several active porphyry copper and skarn mining operations. Seven distinct areas of interest comprise the combined 10,097-acre land package, consisting of 229 unpatented claims on lands administered by the BLM and 14 Arizona State Land Department (ASLD) mineral leases situated on State of Arizona Lands. Cerro Colorado hosts numerous historical mining operations that exploited Ag-Au (±Cu)-bearing veins hosted by Jurassic and early Laramide volcanic rocks. District-scale and local alteration patterns indicate potential for porphyry copper mineralization within intrusive units beneath the volcanic host rocks. Limited historical drilling in intrusive units adjacent to Integra's areas done by Phelps Dodge and Mine Finders reported weakly mineralized porphyry copper intrusions. Recent academic work in the area suggests a lack of Cenozoic extension and dismemberment in the district, preserving the Ag-Au veins and associated deeper porphyry copper systems upright and intact below older volcanic rocks.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

The Company announced in June 2024 an Option Agreement between Millennial Silver Nevada ("MSN") and GreenLight regarding the Cerro Colorado Property.  Pursuant to the terms of the Option Agreement, MSN granted GreenLight an exclusive option to purchase its interests in Millennial Arizona for a period of 12 months.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated information of the Company as of September 30, 2024, December 31, 2023, and 2022, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2024 and the Company's audited annual consolidated financial statements for the years ended December 31, 2023 and 2022.

	Nine-Months Ended September 30, 2024 (unaudited) $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Exploration and evaluation expenses	(11,467,881)	(22,009,119)	(13,467,035)
Operating loss	(17,692,750)	(28,430,663)	(19,212,921)
Other expense	(1,338,702)	(585,606)	(594,100)
Net loss	(19,031,452)	(29,016,269)	(19,807,021)
Net loss per share	(0.23)	(0.52)	(0.71)
Other comprehensive income (loss)	(36,945)	77,070	(663,590)
Comprehensive loss	(19,068,397)	(28,939,199)	(20,470,611)
Cash and cash equivalents	9,179,083	8,815,290	15,919,518
Exploration and evaluation assets	60,848,542	68,402,183	40,801,924
Total assets	90,446,698	82,388,987	61,422,237
Total current liabilities	31,426,932	16,671,379	15,390,668
Total non-current liabilities	24,277,792	25,197,362	24,708,404
Working capital (deficit) *	(5,515,604)	(6,803,922)	1,603,220
Working capital - excluding
convertible debt liability	6,078,208	3,839,810	11,651,434

*Working capital includes convertible debt liability. The convertible debt is required to be included under short term liabilities given that it is convertible at the option of the lender. As of September 30, 2024, the maturity of the convertible debt was August 2025. Subsequent to the quarter, the maturity was extended to July 2027 (see "Subsequent Events" section).

In the year ended December 31, 2023, the Company reclassified its site support costs from general and administration expenses to exploration and evaluation expenses. The reclassification has not impacted the operating loss, as the Company expenses all exploration and evaluation costs. The 2022 comparative numbers have been reclassified to conform with the current period reclassification.

The operating losses for the nine-month period ended September 30, 2024 and years ended December 31, 2023 and 2022 were mostly driven by exploration and evaluation expenses, as well as head office G&A expenses.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Other expenses for the nine-month period ended September 30, 2024, and years ended December 31, 2023 and 2022, was mostly driven by the interest and accretion expenses related to the convertible debt (non-cash), reclamation accretion expenses (non-cash), and foreign exchange loss, partly offset by interest and rent income and change in fair value of derivatives (non-cash).

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets as at September 30, 2024 increased compared to as at December 31, 2023 mostly due to the increased cash resulting from the March 2024 equity financing,  the NSR  sale to WPM, and the share subscription receipts related to August 2024 financing (funds held in trust), partly offset by the exploration and evaluation assets decrease resulting from the NSR sale and reclamation adjustment in the current nine-month period. Total assets as at December 31, 2023 increased compared to as at December 31, 2022, mostly due to an increase in exploration and evaluation assets as a result of the Millennial Acquisition.

Working capital (excluding the convertible debt liability) as at September 30, 2024 increased compared to the year ended December 31, 2023 mostly due to cash increase resulting from the March equity financing, the NSR sale to Wheaton Precious Metals ("WPM"). Working capital (excluding the convertible debt liability) in the year ended December 31, 2023 decreased compared to the year ended December 31, 2022 mostly due to cash expenditures on increased exploration and evaluation activities.

Total current liabilities increased as at September 30, 2024 compared to the year ended December 31, 2023, mostly due to the share subscription receipts accrued liability related to August 2024 financing (funds held in trust). Total current liabilities slightly increased as at December 31, 2023 compared to as at December 31, 2022, as a result of an increase in convertible host liability (mostly due to increased loan interest rate), increases in trade and other payables and due to related parties. These increases were partially offset by a decrease in the convertible derivative component (due to a decrease in share price).

Total non-current liabilities slightly decreased as at September 30, 2024 compared to the year ended December 31, 2023 mostly due to a decrease in long-term reclamation liability resulting from an increase in discount rate. Total non-current liabilities slightly increased as at December 31, 2023 compared to as at December 31, 2022 mostly due to the reclamation liability increase and an increase in long-term lease liability, due to the Millennial Acquisition.

Exploration and Evaluation Assets Summary:

	Idaho Properties	Nevada & Arizona Properties	Total
Balance at December 31, 2022	$40,801,924	$-	$40,801,924
Land acquisitions/option payments	39,000	2,800,000	2,839,000
Millennial acquisition	-	24,523,830	24,523,830
Legal fees	93,882	12,014	105,896
Reclamation adjustment*	16,486	-	16,486
Depreciation**	(7,403)	-	(7,403)
Total	40,943,889	27,335,844	68,279,733
Advance minimum royalty	97,450	25,000	122,450
Balance at December 31, 2023	41,041,339	27,360,844	68,402,183
Land acquisitions/option payments	15,000	200,000	215,000
Rich Gulch acquisition	2,100,000	-	2,100,000
Sale of NSR Royalty	(9,750,000)	-	(9,750,000)
Millennial acquisition	-	18,821	18,821
Legal & accounting and tax fees	406,763	51,820	458,583
Reclamation adjustment*	(682,837)	-	(682,837)
Depreciation**	(5,558)	-	(5,558)
Total	33,124,707	27,631,485	60,756,192
Advance minimum royalty	67,350	25,000	92,350
Balance at September 30, 2024	$33,192,057	$27,656,485	$60,848,542

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. **A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

The Company spent $11,467,881 in exploration and evaluation activities during the nine-month period ended September 30, 2024 (September 30, 2023 - $17,288,060).

The following tables outline the Company's exploration and evaluation expense summary for the nine-month periods ended September 30, 2024 and 2023:

Exploration and Evaluation Expense Summary:

	Idaho Properties			Nevada & Arizona Properties
Nine-Month Period Ended September 30, 2024	DeLamar Project	Other Idaho Deposits	Joint Expenses	Nevada North Project	Other Nevada & Arizona	Total
Contract exploration drilling	-	-	-	437,556	-	437,556
Contract met drilling	-	-	-	296,714	-	296,714
Exploration drilling - other drilling labour & related costs	59,499	-	-	167,633	-	227,132
Metallurgical drilling - other drilling labour & related costs	5,737	-	-	126,369	-	132,106
Other exploration expenses*	274,435	-	-	325,095	54,667	654,197
Other development expenses**	1,400,553	-	-	240,209	-	1,640,762
Land***	270,620	22,602	277,678	273,205	339,924	1,184,029
Permitting	2,262,932	-	-	260,413	-	2,523,345
Metallurgical test work	446,986	-	-	2,700	-	449,686
Technical reports and engineering	2,085,478	-	-	12,161	-	2,097,639
External affairs / Community engagement	426,265	-	-	29,058	-	455,323
Site support expenses****	1,269,195	-	-	100,197	-	1,369,392
Total	$8,501,700	$22,602	$277,678	$2,271,310	$394,591	$11,467,881

        *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

        **Includes development G&A expenses and payroll

        ***Includes BLM, IDL and ASDL annual fees, consulting, property taxes, legal, professional, etc. expenses

        ****Includes site G&A expenses

	Idaho Properties			Nevada & Arizona Properties
Nine-Month Period Ended September 30, 2023	DeLamar Project	Other Idaho Deposits	Joint Expenses	Nevada North Project	Other Nevada & Arizona	Total
Contract exploration drilling	2,056,797	-	-	-	-	2,056,797
Contract metallurgical drilling	1,113,706	-	-	-	-	1,113,706
Contract condemnation drilling	425,773	-	-	-	-	425,773
Contract geotech drilling	312,147	-	-	-	-	312,147
Exploration drilling - other drilling labour & related costs	949,834	-	-	-	-	949,834
Metallurgical drilling - other drilling labour & related costs	435,114	-	-	-	-	435,114
Condemnation drilling - other drilling labor & related costs	188,013	-	-	-	-	188,013
Other exploration expenses*	676,085	1,376	-	11,982	54,481	743,924
Other development expenses**	1,798,741	-	-	87,966	-	1,886,707
Land***	291,736	22,602	232,978	231,980	249,346	1,028,642
Permitting	3,858,933	-	-	179,296	-	4,038,229
Metallurgical test work	100,938	223,312	-	7,224	-	331,474
Technical reports and engineering	1,371,587	-	-	186,161	-	1,557,748
External affairs / Community engagement	252,492	-	-	32,003	-	284,495
Site support expenses****	1,482,942	-	-	452,515	-	1,935,457
Total	$15,314,838	$247,290	$232,978	$1,189,127	$303,827	$17,288,060

        *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

        **Includes development G&A expenses and payroll

        ***Includes BLM, IDL and ASDL annual fees, consulting, property taxes, legal, etc. expenses

        ****Includes site G&A expenses

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

RESULTS OF OPERATIONS

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

Net loss for the nine-month period ended September 30, 2024 was $19,031,452 and the comprehensive loss $19,068,397, compared to a net loss of $22,020,106 and a comprehensive loss of $21,828,579 for the nine-month period ended September 30, 2023.

Overall, operating expenses were lower in the current nine-month period mostly due to a decrease in exploration and evaluation expenses, partially off-set by greater general and administrative expenses. Other expenses were higher in the current nine-month period comparing to the same period last year mostly due to higher convertible interest and accretion expenses, lower interest income, lower change in fair value of derivatives (non-cash), and foreign exchange loss vs foreign exchange gain in the comparative period. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $11,467,881 in exploration and evaluation expenses during the current nine-month period (September 30, 2023 - $17,288,060). The difference is mostly due to decreased drilling activities in the current nine-month period.
  Professional fees: the Company incurred $1,314,730 in expenses during the current nine-month period (September 30, 2023 - $360,025). The difference is mostly due to higher legal, tax, and technical due diligence, and consulting fees related to the FCGI Acquisition in the current period.
  Stock based compensation: these expenses amounted to $1,312,991 in the current nine-month period (September 30, 2023 - $758,154). The variance is due to the timing of vesting of equity incentive awards granted from 2018 to 2023.

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

Net loss for the three-month period ended September 30, 2024 was $6,760,515 and the comprehensive loss $6,833,352, compared to a net loss of $8,073,415 and a comprehensive loss of $8,281,566 for the three-month period ended September 30, 2023.

Overall, operating expenses were lower in the current three-month period mostly due to a decrease in exploration and evaluation expenses. Other expenses were higher in the current three-month period comparing to the same period last year (other income) mostly to higher convertible interest and accretion expenses, lower interest income, lower change in fair value of derivatives (non-cash), partly offset by foreign exchange gain vs foreign exchange loss in the comparative period. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $3,981,164 in exploration and evaluation expenses during the current quarter (September 30, 2023 - $6,621,925). The decrease is mostly due to reduced drilling activities in the current three-month period.
  Professional fees: the Company incurred $894,972 in expenses during the current three-month period (September 30, 2023 - $89,066). The difference is mostly due to higher legal, tax, technical due diligence, and consulting fees related to the FCGI Acquisition fees in the current period.
  Stock based compensation: these expenses amounted to $419,969 in the current three-month period (September 30, 2023 - $234,773). The variance is due to the timing of vesting of equity incentive awards granted from 2018 to 2023.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Operating Activities

Net cash used by the Company in operating activities for the current nine-month period ended September 30, 2024 was $17,410,044 (September 30, 2023 - $20,969,831).  The variance between 2024 and 2023 quarters was mostly driven by lower exploration and evaluation expenses.

Investing Activities

Net cash provided by the investing activities for the current nine-month period ended September 30, 2024 was $8,731,452 (September 30, 2023 (used in) - $3,908,883). The difference between 2024 and 2023 quarters was mostly due to cash received from the sale of the net smelter return royalty in the current nine-month period.

Financing Activities

Net cash provided by financing activities in the current nine-month period ended September 30, 2024 was $9,079,330 (September 30, 2023 - $23,680,538). The difference between 2024 and 2023 quarters was mostly due to the higher equity financing completed in 2023. The Company raised gross proceeds of approximately $11.1 million in 2024 through a bought deal public offering vs $25.8 million in 2023.

The Company raised total net proceeds of approximately $19.6 million in March 2024 through a $9.9 million bought deal financing and $9.7 million via the sale of a 1.5% NSR to Wheaton. The table below summarizes the expected use of proceeds including:

March 2024 Financing	Expected Use of Proceeds ($M) (1) March 2024 to February 2025	Actual Use of Proceeds ($M) (2) March 2024 to February 2025	Variance ($M) (3)
DeLamar Project
Land Compliance and Site G&A	$2.4	$2.7	$0.3
Development ( incl Engineering/Permitting)	$8.3	$8.4	$0.1
Exploration	$0.4	$0.4	$ -
Ongoing Reclamation / Water Treatment	$0.9	$0.9	$ -
Nevada North
Land Compliance and Site G&A	$1.0	$1.1	$0.1
Development ( incl Engineering/Permitting)	$1.7	$1.2	($0.5)
Exploration	$1.8	$1.6	($0.2)
Corporate G&A	$3.1	$3.4	$0.3
Total	$19.6	$19.7	$0.1

(1) Net proceeds disclosed in March 7, 2024 financing prospectus of C$26.4 million = US$19.6 million (March 7 exchange rate of 0.7422). Assumes full exercise of the over-allotment and both installments of the Wheaton royalty sale.

(2) Actual use of proceeds figures include March to September 30, 2024 actual expenditures and estimated expenditures from October 2024 to February 2025.

(3) Immaterial variance between disclosed expected use of proceeds and actual use of proceeds.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
September 30, 2024	Nil	(6,760,515)	(0.08)
June 30, 2024	Nil	(6,776,360)	(0.07)
March 31, 2024	Nil	(5,494,577)	(0.08)
December 31, 2023	Nil	(6,996,163)	(0.10)
September 30, 2023	Nil	(8,073,415)	(0.12)
June 30, 2023	Nil	(7,303,460)	(0.11)
March 31, 2023*	Nil	(6,643,231)	(0.19)
December 31, 2022*	Nil	(6,204,720)	(0.20)

*March 31, 2023 and December 31, 2023 quarters net loss per share data adjusted to reflect the 2.5 to 1 share consolidation completed in May 2023.

The net loss for the last eight quarters was mostly driven by exploration and evaluation expenses, corporate G&A expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and stock-based compensation expenses (non-cash item), partly offset by interest and rent income.  A foreign exchange gain was recorded in the third quarter of 2024 and first, second, and fourth quarters of 2023. The net loss for all quarters also includes accretion expenses and interest expense accrual related to the convertible debt, as well as change in fair value of derivatives (all three are non-cash items).

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2024, the Company did not have a mineral property in production and consequently did not receive revenue from the sale of precious metals. The Company had no operations that generated cash flow.  Prior to September 30, 2024, the Company has financed its operations primarily through the issuance of share capital, convertible debt and the sale of an NSR.  The Company closed the FCGI Acquisition on November 8, 2024, and now owns a producing gold mine. Hence, the Company's capital management approach is most likely to change in Q4 2024.

The Company's working capital deficit, including the convertible debt liability as of September 30, 2024 was $5,515,604 (December 31, 2023 - working capital deficit $6,803,922). The Company's working capital, excluding the convertible debt liability as of September 30, 2024 was $6,078,208 (December 31, 2023 - working capital $3,839,810).  Working capital as at September 30, 2024 increased compared to as at December 31, 2023 mostly due to a cash increase resulting from an equity financing and the sale of a net smelter return royalty in Q1 2024.

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short-term obligations during the year.

FINANCIAL INSTRUMENTS

A description of financial instruments and their fair value is included in the audited consolidated financial statements for the  years ended December 31, 2023 and 2022, filed on SEDAR+ at www.sedarplus.ca  and on Integra's website at www.integraresources.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

There are a number of net smelter returns, royalties, advance minimum royalties, annual claim filings, and work commitments on the Company's properties. Summaries of all those commitments are included in Note 14 of the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2024 and 2023.

Other Commitments

The Company's other commitments at September 30, 2024 are as follows:

Commitments and contractual obligations (in millions of $) (1)	Less than one year commitment	1 - 3 years commitment	4 - 5 years commitment	Over 5 years commitment	Total
Convertible debenture (2)	$0.5	$13.7	$-	$-	$14.2
Material land payments (3)	0.1	7.6	-	-	7.7
Total	$0.6	$21.3	$-	$-	$21.9

(1) Undiscounted cash expenditures

(2) Includes interest payments (payable in cash or shares, at the Company's option) and principal repayment.

(3) Includes payments of $1.8 mm for Red Canyon and $2.2 mm for Cerro Colorado. Both are optional payments, and payable only if we decide to acquire the properties.

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors, CEO, CFO, and enterprises that are controlled by these individuals.

As September 30, 2024, $545,416 (December 31, 2023 - $1,158,454) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of September 30, 2024 were $25,843 (December 31, 2023 - $20,643) and were recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors, Executive Chair, CEO, and CFO.

Remuneration attributed to executives and directors for the nine-month periods ended September 30, 2024 and 2023 were as follows:

	September 30, 2024	September 30, 2023
Short-term benefits*	$1,078,211	$1,336,775
Associate companies**	31,318	2,301
Stock-based compensation	765,345	403,818
Total	$1,874,874	$1,742,894

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Mostly consulting services and rent expenses due to and from entities for which Integra's executives or directors are executives or directors.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

In the nine-month period ended September 30, 2024, the Company issued 56,662 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors.

In the nine-month period ended September 30, 2023, the Company issued 58,756 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

OUTSTANDING SHARE DATA

Share capital details are included in the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2024 and 2023.

The following table outlines the outstanding share data as of the date of this MD&A:

November 13, 2024
Issued and outstanding common shares	168,571,712
Common shares underlying Options(1)	3,145,397
RSUs and DSUs	1,693,487
Warrants	8,305,874
Issued and outstanding common shares (fully diluted)	181,716,470

(1) 3,053,096 Options exercisable for 1 common share and 1,977,034 Options exercisable for 0.0467 of a common share.

SUBSEQUENT EVENTS

Acquisition of Florida Canyon Gold Inc

The Company announced on November 8th the completion of the FCGI Acquisition.

Under the terms of the FCGI Acquisition, Integra acquired all of the issued and outstanding common shares of FCGI. In aggregate, 65,213,010 Integra shares were issued for the benefit of former FCGI shareholders as consideration for their FCGI shares.

As a result of the FCGI Acquisition, FCGI became a wholly-owned subsidiary of Integra, and the FCGI shares are anticipated to be delisted from the TSXV at market close on or about November 12, 2024. Following the delisting, FCGI intends to apply to cease to be a reporting issuer under applicable Canadian securities laws.

Please refer to the press releases dated July 29, 2024 and November 8, 2024 for further details.

Board of Directors

Integra's Board of Directors (the "Board") will continue to be led by George Salamis, as Executive Chairman and now includes Janet Yang and Ian Atkinson, former directors of FCGI, as new members.  Sara Heston and Stephen de Jong have resigned from the Board effective November 8, 2024.

Private Placement Offering of Subscription Receipts

In connection with closing of the FCGI Acquisition, the escrow release conditions in respect of an aggregate of 14,900,000 subscription receipts (the "Subscription Receipts") of Integra issued on August 21, 2024 at a price of C$1.35 per Subscription Receipt (the "Subscription Receipt Financing") were satisfied, and the net proceeds of approximately C$19 million (US$14 million) were released to Integra.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Please refer to the press releases dated July 29, 2024 and November 8, 2024 for further details.

Beedie Capital Credit Facility

The Company also announced on November 8, 2024, that it has drawn a second advance under its up to US$20 million convertible facility with Beedie Capital in the principal amount of US$5 million, with a conversion price equal to C$1.6875 per Integra Share.

Please refer to the press releases dated July 29, 2024 and November 8, 2024 for further details.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's annual audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2024 and 2023.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's annual audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2024 and 2023.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company's Form 20-F for the fiscal year ended December 31, 2023, dated March 28, 2024 and available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

Following the completion of the FCGI Acquisition on November 8, 2024, the Company is now subject to additional risks and uncertainties related to the business of the Florida Canyon Mine ("FCM"). Select risks have been disclosed below, but readers are advised to study and consider the risk factors disclosed in FCGI's TSXV Listing Application dated July 12, 2024, and available under FCGI's issuer profile on SEDAR+ at www.sedarplus.ca.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

FCM's mining operations are inherently dangerous, and various factors could result in a prolonged interruption of FCM's operations and negatively impact its business and financial condition

Mining operations are inherently dangerous and generally involve a high degree of risk. FCM operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure, mining voids and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although FCM expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure, failure of retaining dams around tailings disposal areas and instability of historical tailings, which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of FCM's operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

Increase in production and development costs may impact the profitability of the Florida Canyon Mine.

Changes in FCM's production and development costs could have a major impact on its profitability. Its main production and development expenses are contractor costs, materials including diesel fuel, personnel costs and energy. Changes in costs of FCM's mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, (including the continuance or escalating military tensions between Russia and Ukraine, and economic sanctions in relation thereto), increased costs and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond FCM's control.

FCM relies on third party suppliers for a number of raw materials. Any material increases in the cost of raw materials, or the inability by FCM to source third party suppliers for the supply of its raw materials (including as a result of the continuance or escalation of military tensions between Russia and Ukraine and economic sanctions in relation thereto, or otherwise) could have a material adverse effect on FCM's results of operations or financial condition.

Fluctuating commodity prices may result in FCM not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Company may result.

The Company's profitability will be dependent upon the market price of gold and any other metals contained in minerals discovered. Historically, gold prices have fluctuated widely and are affected by numerous external factors beyond the Company's control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, the spread of communicable diseases and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in the Company not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Company may result.

Labour difficulties might result in FCM not meeting its business objectives.

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect FCM's business. This would have a negative effect on FCM's business and results of operations, which might result in the Company not meeting its business objectives.

Failure to achieve capital and operational cost estimates could have an adverse impact on FCM's future cash flows and financial condition.

Decisions about the development of FCM's mineral properties in the future will ultimately be based upon technical studies. Technical studies derive estimates of cash operating costs based upon, among other things:

· anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

· anticipated recovery rates of gold, silver and other metals from the ore;

· cash operating costs of comparable facilities and equipment; and

· anticipated climatic conditions.

It is important to note that the economic parameters described in technical studies include a number of assumptions and estimates that could prove to be incorrect. For example, capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for FCM, may differ significantly from those anticipated by FCM's current studies and estimates and there can be no assurance that FCM's actual operating costs will not be higher than currently anticipated. FCM's actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena (such as inclement weather conditions, water availability, floods and earthquakes), the outbreak of communicable diseases, and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios; ore grade metallurgy; labour costs; the cost of commodities; general inflationary pressures; currency exchange rates; availability and terms of financing; difficulty of estimating construction costs over a period of years; delays in obtaining environmental or other government permits; and potential delays related to social and community issues. Many of these factors are beyond FCM's control. Failure to achieve estimates, or material increases in costs, could have an adverse impact on FCM's future cash flows, business, results of operations and financial condition.

Forecasts of future production are estimates and actual production may be less than estimated, which could have a material adverse effect on FCM's results of operations and financial condition.

The Company prepares estimates of future gold production for FCM. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

FCM's actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; poor mine planning or implementation of plans; insufficient skilled management or personnel; unplanned equipment downtime or failure due to issues including poor maintenance; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of FCM or others, monetary losses, and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing FCGI to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

LIMITATIONS ON THE MINERAL RESOURCE AND RESERVE ESTIMATES

The Company's Mineral Resources and Mineral Reserves are estimates only and are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends and other factors. The Company's Mineral Resource and Mineral Reserve estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other factors. There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves, including many factors beyond the Company's control. Estimation is a subjective process, and the accuracy of the Company's Mineral Resource or Mineral Reserve estimate is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation of that data and the level of congruence with the actual size and characteristics of the Company's deposits. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or geological formations may be different from those predicted. Further, it may take many years before production is possible, and during that time the economic feasibility of exploiting a discovery may change. These estimates may, therefore, require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of the Company's Mineral Resource and Mineral Reserve estimates.  Prolonged declines in the market price of gold or silver may render Mineral Reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's Mineral Reserves. Mineral Resource estimates are based on drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Mineral Resources and Mineral Reserves should not be interpreted as assurances of life of mine or of the profitability of future operations. There is a degree of uncertainty in estimating Mineral Resources and Mineral Reserves and of the grades and tonnages that are forecast to be mined and, as a result, the grade and volume of gold or silver that the Company mines, processes and recovers may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources and Mineral Reserves, or of the Company's ability to economically extract these Mineral Reserves, could have a material adverse effect on the Company's projects and the Company's business, financial condition, results of operations, cash flows or prospects.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves. Inferred Mineral Resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility.  Accordingly, there is no assurance that Inferred Mineral Resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

NON-IFRS MEASURES

Alternative performance measures in this MD&A such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's projects, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost ("AISC")

Site level AISC include cash costs and sustaining capital but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Company's projects.

Working Capital

The Company has included a non-IFRS measure for "working capital" in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Corporation believes that this measure provides investors with an improved ability to evaluate the performance of the Corporation. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables summarize the Company's working capital reconciliation as at September 30, 2024, December 31, 2023, and December 31, 2022.

Reconciliation as at	September 30, 2024	December 31, 2023	December 31, 2022
Current assets	$25,911,328	$9,867,457	$16,993,888
Less current liabilities	$31,426,932	$16,671,379	$15,390,668
Working capital (Deficit)	($5,515,604)	($6,803,922)	$1,603,220

Reconciliation as at	September 30, 2024	December 31, 2023	December 31, 2022
Current assets	$25,911,328	$9,867,457	$16,993,888
Less current liabilities - Excluding Convertible Debenture	$19,833,120	$6,027,647	$5,342,454
Working capital - Excluding Convertible Debenture	$6,078,208	$3,839,810	$11,651,434

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Vice President Geology and Mining, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CORPORATE GOVERNANCE

Management and the Board recognizes the value of good corporate governance and the need to adopt best practices. The Corporation is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board mandate outlining its responsibilities and defining its duties. The Board has five committees: the Audit Committee, the Compensation Committee, the Nomination and Corporate Governance Committee, the Technical and Safety Committee, and the Environmental Social Governance Committee. Each Committee has a committee charter, which outlines the Committee's mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also adopted a Code of Business Conduct and Ethics, which governs the ethical behavior of all employees, management, and directors. For more details on the Company's corporate governance practices, please refer to Integra's website (www.integraresources.com) and the statement of Corporate Governance contained in Integra's Management Information Circular dated June 21, 2024. The Management Information Circular is available on Integra's website (www.integraresources.com) and on SEDAR+ (www.sedarplus.ca).

The Corporation's Directors have expertise in exploration, metallurgy, mining, financial reporting and accounting, M&A, financing, permitting and government relations, mine development and mine operations, environmental considerations, human resources, governance, and relations with tribal nations and local communities. The Board meets at least four times per year.

CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of September 30, 2024 and concluded that the disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and Rules 13a-15(f) and 15d-15(f) of the United States Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal control over financial reporting include:

(a) Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the  assets of the Company;

(b) Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

(c) Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

(d) Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal control over financial reporting as of September 30, 2024 and concluded that those controls were effective.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the nine-month period ended September 30, 2024 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this MD&A contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicated United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"); benefits from the acquisition of Florida Canyon Gold Inc. ("Florida Canyon") including, but not limited to, goals, synergies, opportunities, profile, project and production optimization, potential production of the Florida Canyon Mine and extension of mine life at Florida Canyon; expectations with respect to future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Projects, including cash flows, revenue potential, staged development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of the mine plans for the Projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion Process; anticipated advancement of the Projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Projects; future growth potential of the Projects; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that render the Projects economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023, and Florida Canyon's listing application on TSX Venture Exchange Form 2B, each of which are available on the respective SEDAR+ issuer profiles for the Company and Florida Canyon available at www.sedarplus.ca.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2024 and 2023

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the audited consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the audited consolidated financial statements with management. The Board of Directors has approved these audited consolidated financial statements on the recommendation of the Audit Committee.

Jason Kosec

Chief Executive Officer

November 13, 2024